SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2013. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:
1 2
1. Press release regarding the Company’s unaudited
consolidated financial results for the three (3) months
ended March 31, 2014;
2. Appointment by the Audit Committee of Sycip Gorres
Velayo & Company as the Company’s external auditors for
2014;

3. Promotion of officers; and
4. Cash dividend declaration on the Company’s Series IV
Cumulative Non-Convertible Redeemable Preferred Stock.

Exhibit 1

May 6, 2014

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2014.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

May 6, 2014

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2014.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C 0	6	Every 2nd
Tuesday
-	-	-	-	-	-
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,989 As of March 31, 2014	N/A		N/A

Total No. of Stockholders	Domestic	Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.
Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	May 6, 2014

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

pressrelease

1Q14 CORE NET INCOME AT P9.8 BILLION, UP P0.2 BILLION OR 2%
REPORTED NET INCOME HIGHER BY P0.2 BILLION AT P9.4 BILLION

CONSOLIDATED SERVICE REVENUES IN 1Q14 OF P41.2 BILLION, UP 3%

CONSOLIDATED BROADBAND REVENUES RISE 24% TO P7.6 BILLION

CONSOLIDATED EBITDA FOR FIRST QUARTER OF 2014 AT P19.7 BILLION, EBITDA MARGIN AT 48%
FREE CASH FLOW ROSE P2.9 BILLION TO P10.8 BILLION IN 1Q14

PLDT GROUP SUBSCRIBER BASE NOW AT 76.2 MILLION
CELLULAR SUBSCRIBER BASE REACHED 70.5 MILLION,
POSTPAID SUBSCRIBER BASE UP 19% TO 2.5 MILLION

TOTAL BROADBAND SUBSCRIBERS AT 3.6 MILLION,
FIXED BROADBAND SUBSCRIBERS CROSS 1 MILLION MARK

2014 CAPEX OF P31-P32 BILLION, TO REMAIN
BELOW 20% OF SERVICE REVENUES

•	Consolidated Core Net Income of P9.8 billion for the first quarter of 2014, up P0.2 billion or 2% from P9.6 billion in 2013

•	Reported Net Income for 1Q14 higher by 2% or P0.2 billion year-on-year at P9.4 billion

•	Consolidated service revenues at the end of March 2014 rose 3% or P1.2 billion to P41.2 billion

•	Consolidated EBITDA for 1Q14 dipped 2% to P19.7 billion; consolidated EBITDA margin at 48% of service revenues

•	Consolidated free cash flow grew P2.9 billion to P10.8 billion for 1Q14

•	PLDT Group subscriber base now at 76.2 million

•	Cellular subscriber base at 70.5 million, postpaid subscriber base up 19% to 2.5 million

•	Total broadband subscribers at 3.6 million; aggregate revenue contribution from broadband, data and internet services grew 24% to P7.6 billion in 1Q14

•	Data revenues for fixed line now account for over 50% of total fixed line revenues, and exceed revenues from fixed legacy; for wireless, now at 15% of total wireless service revenues and overtook wireless legacy revenues

•	2014 capex of P31-P32 billion, to remain below 20% of service revenues

MANILA, Philippines, 6th May 2014 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first three months of 2014 with Consolidated Core Net Income, before exceptional items, amounting to P9.8 billion, 2% or P0.2 billion higher than the P9.6 billion registered in the same period last year. The increase was due mainly to higher service revenues and equity share in earnings of subsidiaries, and lower financing costs.

Reported Net Income, after reflecting exceptional transactions for the period, grew by 2% to P9.4 billion, from P9.2 billion last year, as a result of the rise in core income and the increase in manpower rightsizing program (MRP) expenses in the first quarter of 2013 following the application of Revised Philippine Accounting Standard (PAS) 19, which offset higher foreign exchange and derivative losses.

Consolidated service revenues for the first quarter of the year improved by 3% to P41.2 billion, as revenues increases from the data and internet business exceeded declines from international and national long distance streams.

EBITDA margin for the period stood at 48%. Consolidated EBITDA dipped by 2% year-on-year to P19.7 billion as increases in service revenues were offset by higher cash operating expenses and a rise in subsidies.

The PLDT Group’s subscriber base reached 76.2 million.

“The structural shift in our revenue mix continues, wherein growing revenues from our data businesses replace those from our legacy businesses such as NLD, and fixed and wireless international voice. While this transition takes place, revenue growth and EBITDA margins will be tempered. In the first quarter of 2014, consolidated revenues grew 3% year-on-year on the back of a 22% rise in broadband and data revenues, muted by a 2% decline in legacy revenues and a similar decline in combined LEC, cellular domestic voice and SMS revenues,” explained Manuel V. Pangilinan, PLDT Chairman.

Consolidated free cash flow for the first three months of 2014 remained robust at P10.8 billion, higher by P2.9 billion year-on-year. Consolidated capital expenditures for the period amounted to P2.2 billion compared with P3.1 billion in the same period last year. On-going network initiatives, include expanding 3G and 4G/LTE coverage; increasing the group’s fiber footprint which now stands at nearly 85,000 kilometers; continued integration of the Smart and Sun networks, as well as projects to enhance the group’s multi-media capabilities. Following the completion of the two-year network modernization program in 2012, PLDT expects capex to normalize at less than 20% of service revenues. For 2014, capital expenditures are projected to be in the range of P31 — P32 billion or about 18-20% of service revenues.

“Even as PLDT’s network remains unrivalled, we continue to invest in our network in order to provide quality of experience to our customers. As part of our vision of “broadbanding the nation”, we are deploying the latest digital, all-IP technologies that will enable us to deliver products and services that respond to various speed and volume requirements to our subscribers. Moreover, we are building up scale in order to achieve efficiencies that will lower the cost of providing our services and help strengthen the international competitiveness of the country,” stated Napoleon L. Nazareno, President and CEO of PLDT and Smart.

The Group’s consolidated net debt stood at US$1.4 billion at the end of March 2014, with net debt to EBITDA at 0.8x. Gross debt amounted to US$2.8 billion. The Company’s debt maturities continue to be well spread out, with over 70% due in and after 2017, including P15 billion of fixed rate retail bonds issued in January 2014. The percentage of US dollar-denominated debt to the Group’s total debt portfolio is at 47%. Taking into account our peso borrowings, our hedges and our US dollar cash holdings, only 34% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and government securities. PLDT was the first Philippine company to be rated “investment grade” by the three major international ratings agencies, namely Fitch, Moody’s, and Standard and Poor’s.

Cellular

Wireless subsidiaries Smart Communications, Inc. (“Smart”) and Digitel Mobile (“DMPI”) together continue to lead the industry in terms of both revenues and subscribers. Wireless service revenues grew by 2% year-on-year to P28.9 billion in the first quarter of 2014, buoyed by the continued rise in both non-SMS data and cellular voice revenues.

Postpaid revenues, now accounting for 20% of total cellular revenues, registered a 17% increase to P5.1 billion in the first three months of 2014.

The PLDT Group’s total cellular subscriber base at the end of March 2014 was 70.5 million subscribers, broken down as follows: Smart had 25.9 million subscribers under its mainstream Smart brands; value brand Talk ‘N Text ended with 29.5 million subscribers; and there were 15.1 million Sun Cellular subscribers.

The Group’s combined postpaid cellular subscriber base grew by 19% or about 394,000 from the first quarter of 2013 to 2.5 million at the end of March 2014, while the combined prepaid cellular subscriber base reached 68.0 million.

Broadband

Total broadband, data and internet revenues for the first three months of 2014 rose by P1.5 billion or 24% year-on-year to P7.6 billion, and now account for 18% of total group service revenues. Wireless broadband revenues, exclusive of mobile internet revenues, increased by 7% to P2.4 billion from P2.3 billion last year. On the other hand, mobile internet revenues grew by 81% to P1.8 billion as the upward momentum in usage continued.

PLDT Group fixed broadband businesses registered revenues of P3.4 billion in the first quarter of 2014, higher by 18% from the same period in 2013.

The Group’s combined broadband subscriber base was 3.6 million at the end of March 2014. Smart’s wireless broadband subscriber base reached 2.0 million at the end of the period, over 1.4 million of whom were prepaid customers. In addition, Sun Cellular had a wireless broadband subscriber base of more than 548,000. Meanwhile, PLDT’s fixed broadband subscribers crossed the 1-million mark having increased by 10% in the first quarter of 2014, and now represent 48% of the fixed line subscriber base.

“We are excited about the numerous opportunities that data and broadband present as these remain largely untapped; and we believe we have established an early foothold in the market. Smartphone ownership within our subscriber base continues to grow strongly, now at 18% from 10% at the end of the first quarter of 2013. During the period, data usage rose by over 150%.

“Even as we have seen significant growth in our postpaid business in terms of revenues and subscribers, we have directed our efforts towards how we could monetize nascent prepaid data. This includes providing an “always-on” experience via low-denomination sachet apps, and getting our customers comfortable with using data without fear of bill shock or background charging.

“With our unparalleled network advantage, we believe that we are well positioned to command leadership in this space” said Orlando B. Vea, Smart Chief Wireless Adviser.

Fixed Line

Fixed line service revenues at the end of March 2014, net of interconnection costs, increased by 6% or P0.8 billion year-on-year to P14.0 billion. Data and fixed broadband revenues, now contributing 53% to total fixed line revenues, continued to grow following an 18% improvement in fixed broadband revenues, a 6% rise in corporate data and other network services, and a 14% increase in data center revenues. Combined ILD and NLD businesses of PLDT, accounting for 14% of fixed line revenues or P2.0 billion, were lower by 6%. LEC revenues representing a third of total fixed line revenues were higher by 2% at P4.1 billion.

The fixed line subscriber base remained at 2.1 million at the end of the first quarter of 2014.

“PLDT’s fixed line business is one of the few in the world registering year-on-year growth. Demand for data and broadband services from both retail and corporate clients remains robust and is expected to remain so given the improvement in overall economic conditions in the Philippines, as well as the unabated growth of the BPO sector and remittances from overseas Filpino workers. In response, our HOME and ENTERPRISE teams continue to leverage on the strength of our integrated network to make available various products and services relevant to the market,” declared Nazareno.

Conclusion

“Our revenue mix remains dynamic. Our task is to manage the interplay among our businesses by pushing those sectors which are growing and stable, while maximizing the long-tail of our legacy segments. Given the Company’s performance in the first quarter of 2014 and the outlook for the rest of the year, I can say that PLDT is firmly back on the growth path, and on track to meet our Core Net Income guidance of P39.5 billion for the full year 2014,” concluded Pangilinan.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos)

	As at March 31,	As at December 31,
	2014	2013
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property, plant and equipment	188,105	192,665
Investments in associates, joint ventures and deposits	41,732	41,310
Available-for-sale financial investments	221	220
Investment in debt securities and other long-term investments – net of current portion	2,877	2,643
Investment properties	1,216	1,222
Goodwill and intangible assets	73,791	73,918
Deferred income tax assets – net	14,789	14,181
Derivative financial assets	36	24
Prepayments – net of current portion	2,976	3,031
Advances and other noncurrent assets – net of current portion	4,284	2,761

Total Noncurrent Assets	330,027	331,975

Current Assets
Cash and cash equivalents	60,453	31,905
Short-term investments	623	718
Trade and other receivables	17,384	17,564
Inventories and supplies	2,867	3,164
Derivative financial assets	–	10
Current portion of investment in debt securities and other long-term investments	389	–
Current portion of prepayments	6,933	6,054
Current portion of advances and other noncurrent assets	8,172	8,248

Total Current Assets	96,821	67,663
TOTAL ASSETS	426,848	399,638

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,562	130,562
Retained earnings	7,270	22,968
Other comprehensive income	(12,729)	(11,481)
Total Equity Attributable to Equity Holders of PLDT	120,201	137,147
Noncontrolling interests	249	179

TOTAL EQUITY	120,450	137,326

Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	109,145	88,930
Deferred income tax liabilities – net	4,352	4,437
Derivative financial liabilities	1,606	1,869
Customers’ deposits	2,551	2,545
Pension and other employee benefits	14,570	13,439
Deferred credits and other noncurrent liabilities	20,520	22,045

Total Noncurrent Liabilities	152,744	133,265

Current Liabilities
Accounts payable	31,185	34,882
Accrued expenses and other current liabilities	75,831	74,256
Current portion of interest-bearing financial liabilities	14,122	15,171
Provision for claims and assessments	897	897
Dividends payable	25,984	932
Derivative financial liabilities	109	105
Income tax payable	5,526	2,804

Total Current Liabilities	153,654	129,047
TOTAL LIABILITIES	306,398	262,312

TOTAL EQUITY AND LIABILITIES	426,848	399,638

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Three Months Ended March 31, 2014 and 2013
(in million pesos, except earnings per common share amounts which are in pesos)

	2014	2013
	(Unaudited)
REVENUES
Service revenues	41,217	39,968
Non-service revenues	1,326	992

	42,543	40,960

EXPENSES
Depreciation and amortization	7,205	7,228
Compensation and employee benefits	5,160	5,756
Repairs and maintenance	3,484	3,301
Cost of sales	3,449	2,411
Interconnection costs	2,663	2,577
Selling and promotions	2,113	1,922
Professional and other contracted services	1,618	1,403
Rent	1,538	1,477
Taxes and licenses	921	912
Asset impairment	637	602
Communication, training and travel	562	512
Insurance and security services	448	422
Amortization of intangible assets	286	202
Other expenses	293	315

	30,377	29,040

	12,166	11,920

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures	716	553
Interest income	192	296
Gains on derivative financial instruments – net	187	23
Foreign exchange gains (losses) – net	(735)	213
Financing costs – net	(1,324)	(1,604)
Other income – net	935	330

	(29)	(189)

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	12,137	11,731
PROVISION FOR INCOME TAX	2,745	2,669

NET INCOME FROM CONTINUING OPERATIONS	9,392	9,062
NET INCOME FROM DISCONTINUED OPERATIONS	–	125

NET INCOME	9,392	9,187

ATTRIBUTABLE TO:
Equity holders of PLDT	9,379	9,178
Noncontrolling interests	13	9

	9,392	9,187

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	43.34	42.42
Diluted	43.34	42.42

Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT
Basic	43.34	41.84
Diluted	43.34	41.84

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 2

May 6, 2014

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

May 6, 2014

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,989 As of March 31, 2014	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	May 6, 2014

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

11.	Item 4 (Resignation and Election of Director and Election/Appointment of Officers) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on May 6, 2014:

1.	The Board noted and confirmed the appointment of Sycip Gorres Velayo & Co. as the Company’s external auditors to audit the financial statements of the Company for the year 2014 by the Audit Committee in its meeting held on May 5, 2014;

2.	The Board approved the promotion of the following persons to the positions indicated opposite their respective names, effective May 6, 2014:

Name	Position

Princesita P. Katigbak	From Assistant Vice President to Vice President, Corporate Relationship Management E

Aileen D. Regio	From Assistant Vice President to Vice President, Regulatory Strategy

3.	The Board declared a cash dividend in the total amount of 12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending June 15, 2014, payable on June 15, 2014 to the holder of record on May 27, 2014.

The cash dividend was declared out of the Company’s audited unrestricted retained earnings as at December 31, 2013, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/ Ma. Lourdes C. Rausa-	Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

May 6, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 6, 2014